May 3, 2007

Cheryl Grant
Mail Stop 3720
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Amendment #1 to Freedom Financial Holdings, Inc.
Registration Statement on Form SB-2
File No. 333-140538

Dear Ms. Grant:

Enclosed is a copy of Amendment No. 1 to the Registration Statement on Form SB-2 (the "Registration Statement") of Freedom Financial Holdings, Inc. (the "Company").

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated March 9, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and have been reproduced in this letter. The answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The page numbers referenced in this letter relate to the information set forth in the hard copy version marked to show changes of the Registration Statement as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions thereof.

Capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Registration Statement.

1.
Please clarify throughout the registration statement the time at which the offering by the selling security holders will commence, particularly in relation to the timing of your offering of 625,000 shares of common stock. We note your statements throughout the prospectus that the warrants are not exercisable until one year after this registration statement goes effective and that the warrant exercise price will be based on your primary offering price but you also suggest on page 60 that the offerings will be “concurrent.”

1.
Response: The prospectus has been amended on page 60 of the previous submission to remove the word “concurrent.” Additionally, the alternate summary of the offering page for the selling security holder prospectus has been amended to indicate that the earliest that any selling security holder may sell is 180 days after the effective date of the prospectus. Further, the alternate summary of the offering page for the selling security holder prospectus has been modified to include a reference to the section of the prospectus entitled “Shares Eligible For Future Sale- Lock-Up,” which contains descriptions of the terms of the various lock-up and leak-out provisions to which the selling security holders are subject. The amended language is located on page 68 of the enclosed word document. Additionally, the amended language is as follows:

Pge 1 of 22

The earliest any shares may be sold is 180 days after the effective date of this prospectus. As a result of contractual agreements between the Selling Security Holders and the Company, the Selling Security Holders will sell at a price range of $2.40- $3.00 until the shares are traded on the OTCBB. There after the Selling Security Holders will sell at prevailing market prices or privately-negotiated prices. For a more complete description of the restrictions imposed on the selling security holders, including the terms of leak-out provisions, see “Shares Eligible For Future Sale - Lock-Up.” We will not receive any proceeds from the sale by the selling security holders of their shares. We will, however, receive the exercise price, if any, upon exercise of the warrants. The warrants are not exercisable until one year after the close of the Company offering. The sale of those shares will not affect the number of shares outstanding.

Additionally, a section entitled “The Selling Security Holder Offering” has been added to the Prospectus Summary section of the IPO Prospectus on page 2 of the enclosed word document.

2.
In a risk factor caption on page three, you suggest that you are registering warrants for sale by the selling security holders; yet the registration fee table concerns only shares of common stock. Please reconcile these differences.

2.
Response: The Company is not registering warrants for sale by the selling security holders. The Company is registering the common stock to be issued upon the exercise of the warrants. The wording in the risk factor caption has been changed. The amended language is reflected on page 3 of the enclosed redlined word document and is as follows:

We have approximately $40,000 in cash and we will receive a maximum of $1,322,500 in net proceeds from the Company offering and a maximum of $3,231,629 in net proceeds if all of the warrants underyling the common shares being registered in the Selling Security Holder offering, are exercised.

3.	Please update your financial statements in your next amendment to Form SB-2. Refer to Item 310 (g) of Regulation S-B.

3.
Response: The financial statements have been updated to encompass the time period through December 31, 2006. As such, the updated financial statements satisfy the requirements of Item 310(g) of Regulation S-B. Please find enclosed the updated financial statements.

Pge 2 of 22

Prospectus Cover Page

4.	Provide more information in your response letter as to why you have not included the amounts described in note two of the proceeds table in the underwriting discounts and commissions column.

4.
Response: We have changed note 2 to the proceeds table to indicate that the amounts described in note 2 are not included in the proceeds table. The amended table is included on the prospectus cover page of the enclosed word document. Additionally, the table and notes are included below.

	Price To Public (1)	Underwriting Discounts and Commissions	Proceeds to the Company (2)
Per Share	$2.00	$0.16	$1.84
Minimum Offering	$750,000	$60,000	$690,000
Maximum Offering	$1,437,500	$115,000	$1,322,500

(1) The offering price has been determined through negotiations between us and the underwriter and is not necessarily related to our assets, book value, financial condition or any other recognized criteria of value. Payment for the shares will be in cash at the time of subscription. The minimum amount that may be purchased is 375,000 shares of our common stock.
(2) Does not include expenses normally related to an underwriting estimated not to exceed $22,500 for a minimum offering and $37,500 for a maximum offering. The company has already advanced $10,000 to the underwriter, which it shall apply to expenses incurred in connection with the offering.

Prospectus Summary, page 1

5.	Please state here:

•	the amount of your net loss and your working capital deficit as of the end of the most recently-completed fiscal period;

•	that, as you state on page 50, you expect your working capital deficit to continue even after you receive proceeds from this offering, and

•	that your auditors have issued a going concern qualification in their report.

5.
Response:  We have amended the prospectus summary to include the suggestions of comment 5. The amendments are incorporated on page 1 and on page 67 of the enclosed word document. Additionally, the amended language is as follows:

As of December 31, 2006, the Company’s net loss was $793,157 and the working capital deficit was $421,563. Additionally, we expect our working capital deficit to continue even after we receive the proceeds from this offering. Further, our auditors have issued a going concern qualification in their report.

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6.	Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

6.
Response: We have amended the prospectus summary to include the suggestions of comment 6. The amendments are incorporated on page 2 and page 68 (the alternate cover page for the selling security holder prospectus) of the enclosed word document. Additionally, the amended language is as follows:

If the minimum number of shares is sold, those 375,000 shares will represent approximately 8% of the total shares outstanding. If the maximum number of shares is sold, those 718,750 shares will represent approximately 15 % of the total shares outstanding.

7.	If true, also note here that, beginning at ___ time, selling stockholders will be offering shares of your common stock at $___ per share.

7.
Response: The selling stockholders are subject to various lock-up and leak out provisions which are described in the prospectus under the section entitled see “Shares Eligible For Future Sale - Lock-Up.” The earliest any shares may be sold by a single selling security holder is 180 days after the effective date of the prospectus and at that time the shares are subject to leak out provisions. Of the 2,612,310 shares being registered on behalf of selling security holders, all of the currently issued 1,214,498 shares are subject to various lock-up agreements and or escrow agreements. As mentioned above, the provisions restricting the sale of the shares are more fully described in the prospectus. Further, none of the warrants are exercisable until one year has elapsed from the date of the close of the Company offering. Accordingly, we have amended the prospectus summary page to include a summary of the selling security holder offering. The amended language is included on page 2 of the prospectus. Additionally, the amended language is as follows:

The Selling Security Holder Offering

Certain security holders, referred to herein as “selling security holders,” are offering a total of 2,612,310 shares of our common stock (including 1,397,812 shares underlying warrants) held by the selling security holders. We will not receive any proceeds from the sale by the selling security holders of their shares. We will, however, receive the exercise price, if any, upon exercise of the warrants. The warrants are not exercisable until one year after the close of the Company offering. The sale of those shares will not affect the number of shares outstanding.

The shares may be offered and sold from time to time by the selling security holders, and any pledgees, donees, transferees or other successors-in-interest of the shares, through public or private transactions at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. The earliest any shares may be sold is 180 days after the effective date of this prospectus. As a result of contractual agreements between the selling security holders and the Company, the selling security holders will sell at price range of $2.40 - $3.00 per share until the shares are traded on the OTCBB. Thereafter, the selling security holders will sell at prevailing market prices or privately-negotiated prices. For a more complete description of the restrictions imposed on the selling security holders, including the terms of leak-out provisions, see “Shares Eligible For Future Sale - Lock-Up.”

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Risk Factors, page 3

8.	Please move all risk factors related to your financial condition, such as "The Company may not have the ability to continue as a going concern" on page 13, the beginning of the risk factors section.

8.
Response: The prospectus has been amended to move risk factors relating to the financial condition of the Company to the beginning of the risk factors section. The risk factors with the following titles have been moved to the beginning of the risk factors section:

•	Our financial results fluctuate as a result of seasonality and other timing factors, which makes it difficult to predict our future performance.
•	We face intense competition that could adversely impact our market share and our revenues.
•	The Company recently moved headquarters and may not be able to find a tenant to sub-lease its prior office space.
•	The estimates and projections contained in this Prospectus may not be realized.
•	The Company may not have the ability to continue as a going concern.

9.
Include a risk factor that discusses any risk associated with your new responsibilities, expenses and so on, related to your becoming a public company, or tell us in your response letter why you believe such a risk factor is not necessary.

9.
Response: We have amended the prospectus to include an additional risk factor regarding the risks associated with the Company’s new responsibilities and expenses related to becoming a public company. The new risk factor is included on page 5 of the enclosed word document. Additionally, the amended language is as follows:

As a result of this offering, we will be subject to additional reporting and governance requirements, which could adversely affect our profitability.

Upon completion of this offering, we will be a public company and, for the first time in our history, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 (“SOX”), the related rules and regulations promulgated by the Securities and Exchange Commission and the rules of the exchange on which our shares are listed. These laws, regulations and rules will increase the scope, complexity and cost of corporate governance, reporting and disclosure practices. Additionally, these laws and regulations have different requirements for compliance than we have previously experienced. Our expenses related to services rendered by our accountants, legal counsel and consultants will increase as we seek to comply with these laws and regulations. In addition, the application of these requirements to our business may strain our management resources.

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10.
Tell us what consideration you have given to including a risk factor that discusses how most of the members of management plan to offer for sale all of their common stock after the lock-up period expires or one year following the company’s offering. We note the selling stockholder table on page 63.

10.
Response: We have amended the prospectus to include an additional risk factor regarding the risks associated with the sale of shares by the management after the lock-up period expires. The new risk factor is included on page 5 of the enclosed word document. Additionally, the amended language is as follows:

If members of the management, who are registering shares as selling shareholders, sell a large number of shares all at once or in blocks after the lock-up period expires, the market price of our shares would most likely decline.

The selling shareholders are offering 2,612,310 shares of our common stock (including 1,397,812 shares underlying warrants) through this prospectus. Of those shares, 880,788 are held by management.  Our common stock is presently not traded or quoted on any market or securities exchange, but should a market develop, shares sold at a price below the current market price at which the common stock is quoted will cause that market price to decline. Moreover, the offer or sale of a large number of shares at any price may cause the market price to fall.

Use of Proceeds page 15

11.
Indicate the amount to be used for each purpose for which you will use offering proceeds and the priority of each purpose, if all of the securities are not sold. See Item 504(a) of Regulation S-B. In addition, given the best efforts nature of your offering, please disclose in a table, for example, how the proceeds will be allocated should you obtain 25%, 50%, 75% and 100% of the maximum sold.

. 11.
Response: The prospectus has been amended to include a table which demonstrates how the Company intends to use the proceeds from the offering in the event 25%, 50%, 75% or 100% of the offering is sold. The table is included on page 17 of the enclosed word document. Additionally, the table is included below.

The following table demonstrates how the Company intends to use the offering proceeds if 25%, 50%, 75% or 100% of the offering is sold.

Percentage of Offering Sold (1)	25%	50%	75%	100%
Expansion of Subsidiary	$50,000 (13.9%)	$100,000 (14%)	$150,000 (13.9%)	$150,000 (10.4%)
Investment in Technology	$40,000 (11.1%)	$60,000 (8.3%)	$100,000 (9.3%)	$100,000 (7%)
Open New Offices	$-0-	$60,000 (8.3%)	$200,000 (18.5%)	$300,000 (20.8%)
Hire New Staff	$43,500 (12.1%)	$57,500 (8%)	$100,000 (9.3%)	$100,000 (7%)
Legal	$100,000 (27.8%)	$100,000 (14%)	$100,000 (9.3%)	$100,000 (7%)

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Underwriting Commissions	$28,750 (8%)	$57,500 (8%)	$86,250 (8%)	$115,000 (8%)
Printing	$29,000 (8.1%)	$29,000 (4%)	$29,000 (2.7%)	$29,000 (2%)
Accounting	$50,000 (13.9%)	$50,000 (7%)	$50,000 (4.6%)	$50,000 (3.5%)
Operating & Working Capital	$18,125 (5%)	$75,000 (10.4%)	$87,875 (8.2%)	$168,500 (11.7%)
Reduction of Debt	$-0-	$129,750 (18%)	$175,000 (16.2%)	$325,000 (22.6%)
Total	$359,375	$718,750	$1,078,125	$1,437,500
(1)            The proceeds from the offering will be used to pay all expenses (legal, accounting, underwriting commissions, and printing) of the offering first. Thereafter, the Company intends to use the proceeds proportionately according to the percentages listed above.

Determination of Offering Price, page 16

12.
You state that you "will be filing to obtain a listing on the Over the Counter Bulletin Board." yet stock is not listed on the OTC Bulletin Board, but quoted. Further, you cannot apply directly to be quoted on the OTC Bulletin Board; the stock is traded only to the extent that there is interest by broker-dealers in acting as market makers in your stock. Please revise accordingly. Also, indicate when you will contact potential market makers about your being quoted on the OTC Bulletin Board, and disclose that, despite your best efforts, you may not be able to convince any broker-dealers to act as market makers and make quotations on the OTC Bulletin Board.

12.
Response: The prospectus has been amended to clarify that the Company’s stock will not be listed on the Over The Counter Bulletin Board, but quoted. Additionally, the prospectus has been amended to state that the Company has already begun the process of contacting potential market makers. The amended language is included on page 18 of the enclosed word document. Additionally, the amended language is as follows:

Although our common stock is not listed on a public exchange, we will be filing to become eligible to be quoted on the Over The Counter Bulletin Board (“OTCBB”) concurrently with the filing of this Prospectus. As of the date of this prospectus, the Company has begun the process of contacting potential market makers about being quoted on the OTCBB. However, it is possible, that despite our best efforts, we may not be able to convince any broker-dealers to act as market makers and make quotations on the OTCBB. Additionally, there is no assurance that our common stock, once it becomes quoted on the OTCBB, will trade at market prices in excess of the initial public offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the common stock, investor perception of us and general economic and market conditions.

Further, the risk factor regarding the development of an active public market for the stock has been amended to include a sentence regarding the risk involved with quotation on the Over The Counter Bulletin Board. The amended language is included on page 13 of the enclosed word document. Additionally, the amended language is as follows:

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If an active public market for our shares of common stock does not develop, our stock will be illiquid and you may lose all or a portion of your investment.

An active public market for our common stock may not develop or be sustained. Because the Company intends to have its stock quoted on the Over The Counter Bulletin Board, there is a risk that the Company may not be able to convince any broker-dealers to act as market makers and make quotations on the Over The Counter Bulletin Board. Additionally, the price at which our common stock will trade after the Company offering may be lower than the price at which our stock is sold in the Company offering.

Dilution page 16

13.	Please quantify the further dilution to new investors that will occur upon exercise of your outstanding warrants.

13.
Response: The majority of the warrants are exercisable at a premium to the offering price. Of the warrants outstanding, only 150,000 are exercisable at a discount to the offering price. Further, the discounted warrants are not exercisable until one year after the close of the offering. Accordingly, new investors will not experience dilution as a result of the exercise of outstanding warrants. The amended language is included on page 19 of the enclosed word document. Additionally, the amended language is as follows:

Although the Company has 1,397,812 warrants outstanding to purchase shares of common stock, the majority of the warrants are exercisable at a premium to the offering price. The warrants outstanding are exercisable as follows: 337,325 are exercisable at 120% of the offering price; 337,325 are exercisable at 150% of the offering price; 529,412 are exercisable at the offering price; and 150,000 are exercisable at 85% of the offering price. Accordingly, new investors in the offering will not experience dilution as a result of the exercise of outstanding warrants.

14.
As soon as practicable, furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

14.
Response: The registration statement with exhibits was submitted to the NASD for review on February 8, 2007. A response was received on March 9, 2007 which included comments. The Company and the Underwriter are currently in the process of responding to the NASD comments. We will provide you with a copy of a the letter or a call from the NASD informing you that the NASD has no additional concerns before the effectiveness of the registration statement.

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15.
State clearly that changes in the material terms of the offering after the effective date of the registration statement would terminate the original offer and subscribers would then be entitled to a refund of their money. Material changes include the following:

▪	extension of the offering period beyond the disclosed time frame;
▪	change in the offering price;
▪	change in the minimum sales requirement;
▪	change to allow sales to affiliates in order to meet the minimum sales requirement;
▪	change in the amount of proceeds necessary to release the proceeds held in escrow; and
▪	change in the application of proceeds.

If the changes above occur, any new offering may be made by means of a post--effective amendment.

15.	Response: We have amended the prospectus to incorporate the above comment. The new language is included on pages 20-21 of the enclosed word document. Additionally, the amended language is as follows:

Changes in the material terms of the offering after the effective date of the registration statement would terminate the original offer and subscribers would then be entitled to a refund of their money. Material changes include the following:

▪	extension of the offering period beyond the disclosed time frame;
▪	change in the offering price;
▪	change in the minimum sales requirement;
▪	change to allow sales to affiliates in order to meet the minimum sales requirement;
▪	change in the amount of proceeds necessary to release the proceeds held in escrow; and
▪	change in the application of proceeds.

If the changes above occur, any new offering may be made by means of a post--effective amendment.

16.	Clarify whether subscribers have the right to withdraw their funds if you successfully sell the minimum amount but have not yet terminated the offering.

16.
Response: Subscribers do not have the right to withdraw their funds in the time period between when the minimum offering is reached until the offering is closed. We have amended the prospectus to clarify this point. The new language is included on page 21 of the enclosed word document. Additionally, the amended language is as follows:

In the time period after the minimum offering of $750,000 has been reached and before the offering has been terminated purchasers will not have the right to withdraw their funds.

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17.	To the extent you have not done so, please disclose the material terms of the escrow agreement, and file the agreement as an exhibit.

17.
Response: We have amended the prospectus to disclose the material terms of the escrow agreement. The new language is included on pages 20-21 of the enclosed word document. Additionally, we have filed a form escrow agreement as exhibit 10.55. A copy of the form agreement has been provided for your review. The amended language in the prospectus is as follows:

The material terms of the escrow agreement as they relate to the escrow period, distribution of escrow property and indemnification are as described below.

Escrow

All proceeds received for the offering by the Company will be promptly deposited in an escrow account with Tower Trust Company and will not be released to us unless at least 375,000 shares ($750,000) are sold on or before 90 days after the date of this prospectus. Subscribers’ checks will be made payable to the Freedom Financial Holdings, Inc. - Escrow account. If this threshold is not reached within the prescribed time, all funds placed in the escrow account will be promptly returned, without deduction. The material terms of the escrow agreement as they relate to the escrow period, distribution of escrow property and indemnification are as described below.

•    Escrow Period: The escrow period shall begin with the commencement of the Offering and shall terminate upon the earlier to occur of the following dates: (i) the date upon which the Escrow Agent confirms that it has received in the escrow account gross proceeds of the maximum offering amount of $1,437,500; (ii) The expiration of ninety (90) days from the effective date of the Company Offering Period if the minimum offering amount of $750,000 is not reached; or (iii) the date upon which a determination is made by the Company and the Underwriter to terminate the offering prior to the sale of the maximum offering amount.

•    Distribution of Escrow Property:
o   In the event the Escrow Agent does not receive the minimum offering amount deposits totaling $750,000, the Escrow Agent shall refund to each subscriber the amount received from the subscriber, without deduction, penalty, or expense to the subscriber. The purchase money returned to each subscriber shall be free and clear of any and all claims of the Company or any of its creditors and shall include a pro rata share of the interest earned based upon the amount invested and the number of days in escrow.
o   In the event that the Escrow Agent has received the minimum offering amount of $750,000 in collected funds prior to the termination of the escrow period, the collected funds shall be promptly released to the Company.
o   After the minimum offering amount has been received and disbursed to the Company, the Escrow Agent shall release all subsequently collected funds to the Company on a weekly basis beginning the Wednesday after the minimum offering amount of $750,000 has been reached and continuing every Wednesday thereafter until the escrow period has been terminated.

•  Indemnification: The Company shall be liable for and shall reimburse and indemnify Escrow Agent and hold Escrow Agent harmless from and against any and all claims, losses, liabilities, costs, damages or expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) arising from or in connection with or related to this Escrow Agreement or being Escrow Agent hereunder (including but not limited to Losses incurred by Escrow Agent in connection with its successful defense, in whole or in part, of any claim of gross negligence or willful misconduct on its part), provided, however, that nothing contained herein shall require Escrow Agent to be indemnified for Losses caused by its gross negligence or willful misconduct.

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18.
On page 18, you state that, "[i]f it becomes necessary to reach the minimum offering, [y]our company's officers, directors and employees each have the right to purchase up to 10% of the shares in this offering" and that "such right to purchase shares of this offering is limited to total of 10% of the offering for all officers, directors and employees as a group.” Also disclose that such shares would be purchased for investment and not for resale. If the number of shares that could be purchased is material, then discuss in your risk factor section the possibility that the minimum sales requirement can be met through the exercise of the reserved right.

18.
Response: We have amended the prospectus to clarify that if the officers, directors and/or employees purchase shares in the offering, the shares would be purchased for investment and not for resale. The new language is included on page 21 of the enclosed word document. Additionally, the amended language is as follows:

If purchased, such shares would be purchased for investment and not for resale.

Further, if the officers, directors and/or employees purchased the maximum of 10% of the offering, the total amount of shares purchased would be 71,785. As of the date of the prospectus there are 3,817,525 shares outstanding. Accordingly, 71,785 shares would equal approximately 1.88% of the outstanding shares. Although we do not believe that the number of shares which may be purchased by officers, directors and/or employees is material, we have amended the prospectus to include a risk factor regarding this issue. The new language is included on page 10 of the enclosed word document. Additionally, the amended language is as follows:

The Company’s officers, directors and employees have the right to purchase up to 10% of the shares being sold in the Company offering.

If it becomes necessary to reach the minimum offering, the Company’s officers, directors and employees have the right to purchase up to 10% of the shares being sold in the Company offering, or 71,875 shares. In the event that the officers, directors and/or employees elect to exercise this option and purchase shares in the Company offering, management will retain a greater percentage of control of the Company.

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Legal Proceedings, page 20

19.
We note your statement that "[d]amages for violation of the federal statute range from $500-$1500 per violation." State the maximum aggregate amount of damages you face for alleged violation of the federal and state statutes.

19.
Response:  We have amended the prospectus to disclose the maximum amount of combined state and federal damages is $94,400. The maximum aggregate amount of damages was estimated by Keith E. Blaha, the Ohio attorney representing the Company in the lawsuit. His estimates are contained in a letter to the Company dated March 15, 2007. A copy of the letter has been provided for your review. The new language is included on page 24 of the enclosed word document. Additionally, the amended language is as follows:

The maximum aggregate amount of damages the Company faces for alleged violation is estimated at $94,400.

Business of the Company, page 32

20.
We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by the Mortgage Bankers Association. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that the documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

20.
Response: The research that is cited in the prospectus has been updated. Marked copies of the materials used are enclosed and numbered as well as a word document that lists the web pages where the information is contained. As such, the documents are publicly available. The updated information appears on page 39 of the enclosed word document. Additionally, the amended language is as follows:

The residential mortgage industry has grown significantly over the past 10 years, with loan originations totaling over $2.8 trillion in 2004. The Mortgage Bankers Association reported total originations in 2006 of $2.50 trillion and estimates $2.28 trillion for 2007, $2.23 trillion for 2008 and $2.14 trillion in 2009.

21.
Describe your competitors in the mortgage brokerage industry more particularly and name those that are similarly situated with you as far as size, regional scope and particular products/services sold are concerned. See Item 10 1(b)(4) of Regulation S-B.

21.
Response: The prospectus has been amended to include a section on competition. The amended language is included on page 41 of the enclosed word document. Additionally, the amended language is as follows:

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Competition

In Fort Wayne, Indiana there are well over 100 small mortgage brokerage shops. Most consist of the owner and 2-3 loan officers. Many of the local loan officers are part time and do not depend on the mortgage industry as their main source of income. FFMC has recently added over 15 experienced loan officers in Fort Wayne, Indiana from other mortgage offices that have either closed or cut back on benefits and support staff. Currently FFMC has a total of 39 loan officers. 5 located in Woodstock, Georgia, 4 in Tampa, Florida, and 30 in Fort Wayne, Indiana.

The major competition for FFMC in the Fort Wayne, Indiana market comes from the following, but is not limited to local banks and credit unions which offer prime loans only and other privately owned companies which provide a variety of products. Some provide prime loans only while others provide both prime and sub-prime loans. In 2005 there was approximately $125 billion dollars in mortgage originations in the State of Indiana; the data for 2006 is not yet available. There is substantial competition on both the national and local level and the Company originates only a small portion of all loans originated in the areas in which it is licensed.

22.	On page 33 you refer to "Alt-A" lenders. Briefly explain what the term means.

22.
Response: “Alt-A” is a mortgage categorization that falls between prime (A) and sub-prime, but closer to prime, also referred to as “A” minus. The prospectus has been amended to include this explanation of “Alt-A.” The amended language is included on page 39 of the enclosed word document. Additionally, the amended language is as follows:

While the profit margin on these instruments is somewhat lower than that of sub-prime paper, (i.e., loans made that do not meet Freddie Mac or Fannie Mae underwriting criteria), and Alt-A paper (a mortgage categorization that falls between prime (A) and sub-prime, but closer to prime, also referred to as “A” minus), the associated risk and service requirements are far less, so large lenders are able to generate substantial revenues by virtue of the volume of loans they underwrite.

Management's Discussion and Analysis page 44

23.
Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. As part of your discussion, disclose your expected reporting and other costs related to your being a public company and how you expect to satisfy the new costs in addition to the costs of your growth and other plans described on page 45.

23.	Response: The amended language is included on page 54-55 of the enclosed word document. Additionally, the amended language is as follows:

In anticipation of becoming a public company, we have been operating as if we were public since May 2006. The legal and accounting costs that have been incurred in 2006 are higher than we anticipate going forward due to the learning curve of what is needed to be a fully reporting company and the need to audit 2004 and 2005 financial results of the Mortgage Subsidiary. Management anticipates that going forward the legal and accounting fees will decrease once the planned stock offering has been completed. Estimates for 2007 legal and accounting fees range between $75,000 and $125,000 as the Company does not anticipate the need for as much legal and accounting consulting. In addition to the aforementioned legal and accounting fees management anticipates additional marketing and advertising costs estimated for 2007 between $100,000 and $150,000. It is expected that these costs will be satisfied from working capital reserves and proceeds from operations.

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The additional space that has been acquired will allow the company to implement its growth strategies concerning 1) Transition to a Mortgage Banker, 2) Increase Mortgage Loan Originations and 3) Internal growth by recruitment of highly qualified loan originators.

Certain Relationships and Related Transactions, page 52

24.	Clarify here whether the described preferred stock issued to Mr. Kistler and others has been exchanged for, or converted into, common stock and when.

24.
Response: The prospectus has been amended to clarify that the preferred stock issued to Mr. Kistler, Robert W. Carteaux, and Stanley P. Lipp was converted to common stock on February 8, 2007. The new language is included on page 59 of the enclosed word document. Additionally, the amended language is as follows:

•	The Class B shares were converted into common stock on February 8, 2007.
•	(i) Class C convertible preferred shares which have an approximate value of $300,000 and were converted into common stock of the Company on February 8, 2007

Executive Compensation, page 54

25.
In note two to the summary compensation table, state the price at which, and when, Mr. Kistler converted the Class B preferred shares into 127,444 shares of common stock. In addition, please confirm that you have applied FASI23R in (determining the value in column (e) as required by Regulation S-B Item 402(b)(2)(v) and its related Instruction.

25.
Response: The prospectus has been amended to state that the Class B shares were converted on February 8, 2007 at 2/3 of the Company offering price, or $1.33333 per share. FAS123R was applied in determining the value of the shares. Please refer to page F-8 of the notes to the financial statements. Additionally, a reference to the notes to the financial statements was added to the footnote to the table. The new language is included on page 61 of the enclosed word document. Additionally, the amended language is as follows:

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The value of the award is $169,500. Please see page F-8 of the notes to the financial statements, “Share Based Payments.” On February 8, 2007 the Class B shares were converted at 2/3 of the Company offering price ($1.33333) into 127,125 shares of common stock and will vest over the next three (3) years according to the following schedule: 42,375 shares on October 1, 2007; 42,375 shares on October 1, 2008; and 42,375 shares on October 1, 2009.

26.	In note one to the outstanding equity awards table, briefly describe how you determined the value in column (h).

26.
Response: FAS123R was applied in determining the value of the shares. Please refer to page F-8 of the notes to the financial statements. Additionally, a reference to the notes to the financial statements was added to the footnote to the table. The new language is included on page 62 of the enclosed word document. Additionally, the amended language is as follows:

The value of the award is $169,500. Please see page F-8 of the notes to the financial statements, “Share Based Payments.”

Back Prospectus Cover Page

27.	Include the dealer prospectus delivery obligation legend as required by Item 502(b) of Regulation S-B.

27.
Response: The prospectus has been amended to include the dealer prospectus delivery obligation legend as required by Item 502(b) of Regulation S-B. The new language is included on page 65 of the enclosed word document. Additionally, the amended language is as follows:

Dealer Prospectus Delivery Obligation

Until ______, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as the underwriters and with respect to their unsold allotments or subscriptions.

Alternative Pages for Selling Security Holder Prospectus

28.	Revise according to the comments above, as applicable.

28.
Response: The Prospectus Summary for the Selling Security Holder Prospectus was amended to add the disclosures suggested in Comments #5, #6, and #7 above. The amended language is included on pages 67 and 68 in the enclosed word document. Additionally, the amended language is as follows:

 Per Comment # 5: As of December 31, 2006, the Company’s net loss was $793,157 and the working capital deficit was $421,563. Additionally, we expect our working capital deficit to continue even after we receive the proceeds from this offering. Further, our auditors have issued a going concern qualification in their report.

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 Per Comment # 6: If the minimum number of shares is sold, those $375,000 shares will represent approximately 8.9% of the total shares outstanding. If the maximum number of shares is sold, those 718,750 shares will represent approximately 15% of the total shares outstanding.

Per Comment #7: The selling security holders named in this prospectus below are selling a total of 2,612,310 shares of our common stock (including 1,397,812 shares underlying warrants) held by the selling security holders. The earliest any shares may be sold is 180 days after the effective date of this prospectus. As a result of contractual agreements between the Selling Security Holders and the Company, the Selling Security Holders will sell at a price range of $2.40- $3.00 until the shares are traded on the OTCBB. There after the Selling Security Holders will sell at prevailing market prices or privately-negotiated prices. For a more complete description of the restrictions imposed on the selling security holders, including the terms of leak-out provisions, see “Shares Eligible For Future Sale - Lock-Up.” We will not receive any proceeds from the sale by the selling security holders of their shares. We will, however, receive the exercise price, if any, upon exercise of the warrants. The warrants are not exercisable until one year after the close of the Company offering. The sale of those shares will not affect the number of shares outstanding.

Alternative Cover Page for Selling Security Holder Prospectus page 58

29.
Item 501(a)(8) of Regulation S-B requires that you include a bona fide estimate the range of the maximum offering price. Given that the registration statement containing the selling shareholder prospectus will be declared effective when there is no existing market for the securities, you must include a fixed price or price range according to Rule 430A under the Securities Act prior to effectiveness. You then may file a post-effective amendment to switch to a market price when the shares begin trading on a market. Alternatively, state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares trade on the OTC Bulletin Board and thereafter they will sell at prevailing market prices or privately- negotiated prices.

29.
Response: The prospectus has been amended to indicate that the selling shareholders will sell at a price range of $2.40- $3.00 per share until the Company’s shares are traded on the OTC Bulletin Board. The amended language is included on page 68 of the enclosed word document. Additionally, the amended language is as follows:

As a result of contractual agreements between the Selling Security Holders and the Company, the Selling Security Holders will sell at a price range of $2.40- $3.00 until the shares are traded on the OTCBB. There after the Selling Security Holders will sell at prevailing market prices or privately-negotiated prices.

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30.	If the selling security holder prospectus will be used before the effective date of the registration statement, please include the prominent statement specified in Regulation S-B Item 501(a)(10).

30.
Response: The selling security holder prospectus will not be used before the effective date of the registration statement. As such, we do not believe that the legend required by Item 501(a)(10) of Regulation S-B is necessary.

Use of Proceeds page 61

31. Disclose here how you used, or plan to use, any cash proceeds you received from the sales of the common stock and warrants to the selling stockholders.

31.
Response: Warrants: Of the warrants 1,397,812 warrants outstanding, only 150,000 are exercisable at a discount to the IPO price of $2.00; the remainder of the warrants are exercisable at a premium to the IPO price. Accordingly, the Company believes that the exercise of the warrants is speculative. However, the prospectus has been amended to include a description of the Company’s anticipated use of proceeds from the exercise of the warrants. The amended language is included on page 69 of the enclosed word document. Additionally, the amended language is as follows:

Because the majority of the outstanding warrants are exercisable at a premium to the Company offering price, the amount of proceeds which may be received by the Company is speculative. However, the Company intends to use the proceeds received, if any, from the exercise of the warrants primarily to reduce debt and increase operating and working capital. The Company may also use a portion of the proceeds received, in the following order of priority, to: open new offices and/or make acquisitions, expand the subsidiary, and for investment in technology.

Sales of Common Stock: The Company received $674,650 in proceeds from the sales of common stock. The proceeds from the sale of this stock was used to expand the operations of the subsidiary, invest in technology, move to new office space, hire new staff, pay underwriter fees, legal, accounting, printing new stationary, reduction of debt and for operating and working capital. The amended language is included on page 70 of the enclosed word document. Additionally, the amended language is as follows:

The proceeds that were received from the sales of shares to selling security holders were used approximately in the following manners: to expand the operations of the subsidiary ($100,000); investment in technology ($50,000); move to new office space ($25,000); hire new staff and benefits ($200,000); legal ($150,000); underwriter fees ($10,000); printing new stationary ($10,000); accounting/audit ($40,000); operating and working capital ($10,000); and reduction of debt ($80,000).

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Plan of Distribution page 65

32.
We note the disclosure in the fourth paragraph. If a selling stockholder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you will need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement. Please revise the disclosure in this section to indicate that you will file a post--effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD.

32.
Response: The prospectus has been amended to indicate that the Company will file a post-effective amendment in the event that a selling stockholder enters into an agreement with a broker-dealer after the effectiveness of the registration statement. The amended language is included on page 74 of the enclosed word document. Additionally, the amended language is as follows:

If a selling security holder enters into an agreement, after the effectiveness of the registration statement, to sell shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, the Company will file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer will seek and obtain clearance of the underwriting compensation and arrangements from the NASD.

Freedom Financial Holdings Inc. Financial Statements

Dilution , Page 16

33.
We note that you have an intangible asset balance of $631,353 and total stockholders' equity of only $55,734 as of September 30, 2006. As a result of this circumstance, you have negative tangible book value of $575,619. Revise your calculations of tangible book value accordingly and divide this amount by the total number of outstanding shares when calculating tangible book value per share. If you have negative tangible book value as of December 31, 2006, you should clearly disclose this fact.

33.
Response: The dilution calculation has been revised. The Company had positive net tangible book value at December 31, 2006. Further, the dilution calculation in the prospectus has been updated to be current as of the date of filing of the registration statement. The revised dilution disclosures are included on pages 19 and 20 of the enclosed word document.

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Consolidated Statements of Changes in Shareholders Equity, Page F-5

34.	We cannot locate any disclosure concerning a restatement in Note 7, as indicated in the footnote appearing on page F-S. Please revise and advise us.

34.	Response: We have deleted the reference to the restatement.

Note 1. Organization and Summary of Accounting Policies Beneficial Conversion Features page F-9

35.
We note your disclosure stating that the estimated fair value of the beneficial conversion feature of your Class A Convertible Preferred Shares cannot be determined as the IPO price is not known at this time. In light of the $2.00 per share IPO price disclosed in this filing, please revise to account for the BCE.

35.
Response: We have revised Notes 1 and 5 in light of the IPO price of $2.00 per share. According to EITF 98-5, there is no conversion benefit to the preferred shareholders; Class A, B or C, as the conversion price of the preferred stock (from $1.34 to $1.70 per share) compared to the fair value of the common stock, into which it is to be converted, at the commitment date ($0.26 per share), results in no benefit.

Note 3 Balance Sheet Components cages F-12 - F-15 Intangible Assets

36.	Explain to us your basis under generally accepted accounting principles for not amortizing your license intangible asset or revise your policy to comply with paragraph 11 of SFAS No. 142.

36.
Response: We did not amortize our licenses because they have an indefinite-life, and according to SFAS No. 142, are not subject to amortization. All evidence indicates that the licenses will generate cash flows for an indefinite period of time. Instead, we test the licenses for impairment at least annually.

Note 5 Shareholders Equity, page F- 17 Warrants Outstanding

37.	Revise the weighted average exercise price data to reflect an IPO price of $2.

37.	Response: We have revised the weighted average exercise price data to reflect the IPO price of $2 per share.

Note 7.Acguisitions page F-8

38. In light of the significant amount of time that has elapsed since the consummation of your acquisition on May 3, 2006, it is unclear to us why you are waiting for additional information necessary to finalize your purchase price allocation. Finalize your purchase price allocation or disclose the information that you. have arranged' to obtain and that is known to be available or obtainable, and advise us. We refer you to the definition of allocation period in the glossary to SFAS No. 141.

38.	Response: We have finalized the purchase-price allocation.

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Note 10 Subsequent Events Application Submitted page F-21

39.	In view of your expectation to begin lending as a mortgage banker in the first quarter of 2007, please discuss in MD&A the anticipated impact of this change on your liquidity and capital resources.

39.
Response: Currently, the Company expects to begin lending as a mortgage banker in the second quarter of 2007. The prospectus has been amended to include the anticipated impact of this change on the Company’s liquidity and capital resources. The amended language is included on page 56 of the enclosed word document. Additionally, the amended language is as follows:

The Company expects to begin lending as a mortgage banker in the second quarter of 2007. As a result of this change the Company expects revenues to increase in 2007 due to better pricing and volume incentives paid to the company from the warehouse line of credit lenders and end investors. In addition the Company does not expect a material increase of overhead as current personnel will be able to handle the added responsibilities until business volume increases warrant adding staff.

40.	We note the disclosure under legal proceedings on page 20. Provide comprehensive SFAS No. 5 disclosures of this contingent liability.

40.	Response: We have revised the footnotes to disclose the contingent liability.

Freedom Financial Mortgage Inc. Financial Statements

41.
Explain to us why the 2004 financial statements are "unaudited" or revise. Given the significance of the Freedom Financial Mortgage, you are required to provide their audited financial statements for the two most recent fiscal years as required by Item 310(c )(3) of Regulation S-B.

41.	Response: The Freedom Financial Mortgage, Inc. financial statements have been audited.

Statements of Operations page F-24

42.	Please provide earning per share data for all periods presented. Refer to paragraph 6 of SFAS 128.

42.	Response: We have revised the Freedom Financial Mortgage, Inc. to provide the earnings per share data for all periods presented

Note 1 .Organization and Summary of Significant Accounting Policies page F-27

43.	Disclose your accounting policy for revenue recognition.

43.	Response: We have revised the Freedom Financial Mortgage, Inc. footnotes to disclose the accounting policy for revenue recognition.

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Item 26, Recent Sales of Unregistered Securities

44.
To the extent you have not done so, state here the persons or class of persons to whom you sold the securities. For example, state the persons or class of persons to whom in October 2006 you issued the 529,411 warrants to purchase common stock. See Item 701(c) of Regulation S-B.

44.
Response: The registration statement has been amended to state the persons or class of persons to whom the securities in Item 26 were sold. The amendments appear on page 79 of the enclosed word document. With specific reference to the 529,412 warrants, the amended language is as follows:

In October 2006 the Company issued 529,412 warrants to purchase common stock, as part of an agreement to purchase real property, at an exercise price equal to the price of shares sold in the Company offering. The warrants were issued to Robert W. Carteaux and Stanley P. Lipp, directors of the Company, pursuant to an exemption under Section 4(2) of the Securities Act.

In October 2006 the Company issued 600,000 shares of Class C Preferred shares to Robert W. Carteaux and Stanley P. Lipp, directors of the Company, valued at one dollar ($1.00) per share as part of an agreement to purchase real property.

Signature page

45.	Identify, such as by parenthetical, your principal accounting officer, as the officer's signature to the registration statement is required by Form SB-2.

45.	Response: The registration statement has been amended to identify Robin Hunt as the Company’s principal accounting officer. The new language is included on page 86 of the enclosed word document.

Exhibits

46.	Tell us what consideration you have given to filing the Tower Bank $200,000 credit agreement and $700,000 loan agreement as exhibits. We note your respective disclosures on pages 49 and 51.

46.
Response:  The Tower Bank $200,000 line of credit which is referred to on page 56 of the enclosed word document has been filed as Exhibit 10.52. Additionally, the Tower Bank Promissory Note for $800,000, which covered the $700,00 for the building purchase and $100,000 for renovations of the building, referred to on page 57 of the enclosed word document has been filed as Exhibit 10.53. Additionally, a copy of each document is enclosed.

47.
Confirm that exhibits 10.31 and 10.32 are complete. We note that these warrant agreements on EDGAR show conformed signatures, but they include only blanks concerning the number of shares of common stock underlying the warrants. Also, exhibit 10.43 does not appear to be complete. Please revise or advise.

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47.	Response: We have amended the above referenced exhibits.

•
Exhibits 10.31 and 10.32: These Exhibits have been amended to include the information concerning the number of shares of common stock underlying the warrants. A word version of each amended exhibit is enclosed for your review.

•
Exhibit 10.43: It appears that there was a problem with the Edgarization of Exhibit 10.43 and the handwritten information was not included. The Exhibit has been re-Edgarized in an HTML format which allows the viewer to see the handwritten information on the lease. A complete copy of Exhibit 10.43 is enclosed for your review.

Legality Opinion

48.
The registration statement fee table states that you are registering a larger number of shares of common stock than counsel's opinion covers. Please have counsel revise its opinion to cover all shares being registered.

48.	Response: Counsel’s opinion has been amended to cover all of the shares being registered. A copy of the opinion is enclosed.

49.
You are a Maryland corporation; yet, according to the first paragraph on page two of counsel's opinion, the opinion appears to be limited to federal law and the laws of California. Please note that counsel must opine on the laws of the jurisdiction of incorporation of the registrant. Therefore, revise the opinion to opine under Maryland law.

49.	Response: Counsel’s opinion has be revised to opine under Maryland law. A copy of the opinion is enclosed.

Auditors Consent

50.    Please have your auditor consent to the inclusion of their report on the Freedom Financial Mortgage, Inc. financial statements included in your filing.

50.    Response: The auditor’s consent has been amended to include their consent to the inclusion of their report on Freedom Financial Mortgage, Inc. financial statements. A copy of the new consent is enclosed.

Additionally, you will find that the number of shares issued has changed. This change was due to an adjustment in the conversion rate from $1.33 to $1.33333 per share for the Class A preferred shares.

If you would like further explanation of the contents of this letter, please feel free to call us at (858) 566-7010.

Very Truly Yours,

//ss//

Kristin Lund, Esq.

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